Exhibit 12.1
STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,		Year Ended December 31,
(in thousands)	2011		2010		2009		2008		2007		2006
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$33,900		$79,252		$7,769		$56,564		$47,610		$28,119
Add:
Amortization of capitalized interest	36		36		35		32		19		13
Fixed charges, net of capitalized interest	342		1,749		1,966		2,151		2,060		1,857

Income before income taxes and fixed charges, net	$34,278		$81,037		$9,770		$58,747		$49,689		$29,989

Fixed Charges:
Total interest expense	$288		$1,508		$1,695		$1,669		$1,630		$1,629
Capitalized interest	9		18		75		390		186		149
Interest factor in rents	54		241		271		482		430		228

Total fixed charges	$351		$1,767		$2,041		$2,541		$2,246		$2,006

Ratio of earnings to fixed charges	97.5	x	45.9	x	4.8	x	23.1	x	22.1	x	15.0	x